September 25, 2024

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40
Suite K #278
Los Angeles, CA 90065

       Re: Gin & Luck Inc.
           Draft Offering Statement on Form 1-A
           Submitted August 28, 2024
           CIK No. 0001748169
Dear David Kaplan:

       We have reviewed your draft offering statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement submitted August 28, 2024
Risks Relating to this Offering and Our Securities
There is no guarantee of a return on an Investor's investment, page 9

1. Revise to acknowledge, as you indicate elsewhere, you do not anticipate paying dividends in the foreseeable future and there is no market for your securities, which means that there is currently no mechanism available for your investors to achieve a return on this investment. Advise investors, if true, that they should be prepared to hold on to their investment indefinitely. In this regard, your risk factor entitled "The price for our Series
       C-1 Preferred Stock may be volatile" seems inapplicable to you. September 25, 2024
Page 2
Investors will grant a third-party proxy broad power and authority to act on their behalf, page 11

2. Revise your risk factor disclosure to elaborate upon the risks of this feature, including that such shareholders are not entitled to exercise discretion with respect how they vote on matters outlined in Voting Agreement. Revise to state whether this feature also applies to your other classes of Preferred Stock and, if so, to what extent it functionally gives voting control to your CEO on all matters outlined in the Voting Agreement. If the proxy granted to your CEO to vote such shares has not been tested in a court of law, please revise to state as much.
Future fundraising may affect the rights of Investors, page 12

3. Revise to acknowledge your recent and/or concurrent Crowdfunding offering (Form C)
       and Regulation D offering (Form D), which also appear to be offerings of Series C-1
       Preferred Stock, and the amounts you have raised or are seeking to raise in those offerings.
Principal Products and Services, page 24

4. In your discussion of "Brick & Mortar," you discuss financial performance of your branded locations by reference to "periods," "YTD" and "last period," which seems to suggest that you are disclosing 2024 results, however, your disclosure is unclear as to what financial period these disclosures represent. Revise to clarify these references and provide comparable 2023 financial information, to the extent you continue to compare periods. Remove references to "projected" revenues for fiscal year 2023, considering you have audited historical results for such period.
Results of Operations, page 31

5. Please address the following in your year to year analysis of the results from operations:
           You cite YTD revenue information throughout the bar and restaurant revenue analysis. Tell us what this represents and how it relates to Fiscal 2023 and 2022.
           Tell us why you refer to "projected" Fiscal 2023 revenue.
           Provide an analysis for cost of net revenues and other income(expense).
Security Ownership of Management and Certain Securityholders, page 38

6. Tell us why the proxies you have historically granted to your CEO with respect to at least your Series B-1 and C-1 Preferred Stock issued in prior Regulation A and other offerings are not reflected in the beneficial ownership table, consistent with Rule 13d-3, or revise to include such information.
Securities Being Offered, page 40

7. Please amend your offering circular to disclose the conversation ratio, namely 1:1, that is available to holders of the Series C-1 preferred stock, rather than directing them to the ratio contained in the Articles of Incorporation. Make consistent revisions on your offering circular cover page.
 September 25, 2024
Page 3
Independent Auditors' Report, page F-2

8. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Gin & Luck, Inc. in accordance with U.S.
       federal securities laws and the applicable rules and regulations of the Securities and
       Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form
1-A
Consolidated Statements of Cash Flows, page F-7

9. Please tell us what the $1.68 million of warrants issued in connection with loan extensions represents and revise your disclosure as necessary.
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies, page F-9

10. Your accounts receivable balance was $1,373,430 and $1,395,060 as of December 31,
       2023 and 2022, respectively. Also, your allowance for expected credit losses decreased to
       $13,985 from $30,191 during the year ended December 31, 2023. You state revenues consist of sales directly to customers with payment at time of purchase. Please explain the contractual and customary payment terms of your accounts receivables and why your accounts receivables continue to represent approximately 10% of revenues for the past two years.
General

11.    The Series C-1 Preferred Stock Subscription Agreement filed as Exhibit
4.1 includes the
       following disclaimer: "In making an investment decision, investors must rely on their own examination of the company and the terms of this offering, including the merits and the
       risks involved. Each prospective investor should consult investor   s
own counsel,
       accountants and other professional advisors as to investment, legal, tax and other related
       matters concerning investor   s proposed investment." Note that it is
not appropriate to state
       or imply that investors cannot rely on the disclosure in the Offering Circular or the Series
       C-1 Preferred Stock Subscription Agreement. Please revise or remove this disclaimer.
12. Please revise the disclosure in your offering circular to describe the exclusive forum provision in the Subscription Agreement that will be used in this offering, including the extent to which the provision applies to claims under the federal securities law. Clarify whether claims under the Securities Act must be brought in Delaware federal courts. Also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
13. Revise the disclosure in your offering circular to also describe the waiver of a right to jury trial and arbitration provisions in the Subscription Agreement that will be used in this offering, including the extent to which the provisions apply to claims under the federal securities law. The provision in the Subscription Agreement itself should clearly state that it does not apply to claims under the federal securities laws, if true. Also state that there is uncertainty as to whether a court would enforce such provision and discuss any impacts of limitations on claims arising under other applicable state or federal laws.
 September 25, 2024
Page 4

14. It appears the entirety of the TA Agreement (Exhibit 6.1) and Regulation A Services
       Agreement (Exhibit 6.2) with Dealmaker have not been filed. Please advise or reconcile so that the entirety of the agreement is filed as an exhibit.
15. Ensure that your investment platform at "invest.deathandcompany.com" accurately portrays your current results and operations. For example, the following references are unclear to us:
           Explain your statement that "[y]our four brick-and-mortar bars are doing tens of millions in revenue, all profitable" when your financial statements indicate otherwise;
           You refer to your "fully-funded hotel project" where you discuss your Midnight
           Auteur Hotel joint venture however, considering you are seeking to raise proceeds for this project in this offering, the reference to "fully-funded" is unclear;
           Explain what you mean when you say that "[t]he demand for [y]our brands is such that landlords are willing to subsidize 80% to 100% of total opening costs*" and how the "subsidy" is reflected in your leasing arrangements and your financial statements;
           and
           Clarify whether or not the individuals highlighted in the section that refers to
           "Investors who believe" have actually made investments in your company.

       Confirm that if you use a similar deck or page to provide information to investors, you will file this information as "test the waters" materials, pursuant to
Item 17.13 of Form 1-
       A.
16. Tell us the basis for your belief that you have filed all the reports you were required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of this offering statement, consistent with Rule 251(b)(7) of Regulation A. In this regard, it appears that the most recent periodic report you filed was your Form 1-SA for the period ended June 30, 2022 and no additional periodic reports were filed for the reporting periods that succeeded such report and before the Form 1-Z that was filed on April 28,
       2023.
       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Robin Sosnow